SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CREDIT SUISSE GROUP

(Name of Subject Company (Issuer))

CREDIT SUISSE GROUP

(Name of Filing Person (Issuer and Offeror))

Options to Purchase Common Stock, Par Value CHF 1 Per Share
(Title of Class of Securities)

225401108

(CUSIP Number of Class of Securities)
(American Depositary Shares Representing Shares)

Philip K. Ryan
Chief Financial Officer
Credit Suisse Group

Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
(41-1) 333 1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Linda E. Rappaport, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022-6069
(212) 848-4000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee

N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

EXHIBIT INDEX
PRESS RELEASE
MESSAGE FROM MANAGEMENT TO COLLEAGUES
LETTER TO COLLEAGUES
COMPENSATION PHILOSOPHY & OPTION REDUCTION PROGRAM
MESSAGE FROM CREDIT SUISSE GROUP MANAGEMENT
CORRECTED MESSAGE FROM CREDIT SUISSE GROUP MGMT

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Credit Suisse Group Press Release, dated August 5, 2003.
99.2	Message from Credit Suisse Group Management to Colleagues, dated August 5, 2003.
99.3	Credit Suisse Group Letter to Colleagues, dated August 5, 2003.
99.4	Credit Suisse First Boston Compensation Philosophy and Option Reduction Program, dated August 5, 2003.
99.5	Message from Credit Suisse Group Management, dated August 5, 2003, regarding global meeting.
99.6	Corrected message from Credit Suisse Group Management, dated August 5, 2003, regarding global meeting.